1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

___________________

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

___________________

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-      .)

SK Telecom’s Audit Report for the Fiscal Year of 2004
SIGNATURES
SK TELECOM CO., LTD. NON-CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003
SK TELECOM CO., LTD. NON-CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2004 AND 2003
SK TELECOM CO., LTD. NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS YEARS ENDED DECEMBER 31, 2004 AND 2003
SK TELECOM CO., LTD. NON-CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004 AND 2003
SK TELECOM CO., LTD. NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 AND 2003

SK Telecom’s Audit Report for the Fiscal Year of 2004

On March 2, 2005, SK Telecom Co. Ltd. (“SK Telecom”) released audit report for the fiscal year of 2004, which includes comparative non-consolidated financial statements for the years ended December 31, 2004 and 2003 and related notes to the statements.

Exhibit: SK Telecom’s 2004 Audit Report

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
By:	/s/ Sung Hae Cho
Name:	Sung Hae Cho
Title:	Vice President

Date: March 25, 2005

3

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND INDEPENDENT AUDITORS’ REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report

To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

Without qualifying our opinion, we draw attention to the following :

As described in Note 26(a) to the accompanying non-consolidated financial statements, the Company acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, together with KT Corporation and Hanaro Telecom Inc. through deliberation of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company is scheduled to make contribution of W117 billion and receive the WiBro license from the Ministry of Information and Technology by the end of February 2005.

As described in Note 26(b) to the accompanying non-consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data services across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America, also known as partial mobile virtual network operator (MVNO) system.

As described in Note 24 to the accompanying non-consolidated financial statements, on May 1, 2003, the Company merged with SK IMT Co., Ltd. in the accordance with a resolution of the Company’s board of directors dated December 20, 2002, and the approval of the shareholders of SK IMT Co., Ltd. dated February 21, 2003.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

January 28, 2005

Notice to Readers

This report is effective as of January 28, 2005, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
ASSETS	2004		2003		2004	2003
CURRENT ASSETS :
Cash and cash equivalents (Note 12)	W	112,966	W	28,393	$109,135	$27,430
Short-term financial instruments (Note 12)		7,700		100,513	7,439	97,105
Trading securities (Notes 2 and 3)		640,389		858,739	618,674	829,619
Current portion of long-term investment securities (Notes 2 and 3)		3,600		85,861	3,478	82,949
Accounts receivable — trade (net of allowance for doubtful accounts of W58,248 million in 2004 and W56,805 million in 2003) (Notes 2, 12 and 22)		1,562,774		1,438,836	1,509,781	1,390,045
Short-term loans (net of allowance for doubtful accounts of W562 million in 2004 and W516 million in 2003) (Notes 2, 5 and 22)		55,613		51,102	53,727	49,369
Accounts receivable — other (net of allowance for doubtful accounts of W13,665 million in 2004 and W15,979 million in 2003) (Notes 2, 12 and 22)		1,365,226		811,496	1,318,932	783,978
Inventories (Note 2)		10,961		8,024	10,589	7,752
Accrued income and other		95,116		77,742	91,890	75,107

Total Current Assets		3,854,345		3,460,706	3,723,645	3,343,354

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 21 and 22)		4,605,253		4,551,626	4,449,090	4,397,281
Intangible assets, net (Notes 2 and 7)		3,448,619		3,600,268	3,331,677	3,478,184
Long-term investment securities (Notes 2 and 3)		923,537		855,195	892,220	826,196
Equity securities accounted for using the equity method (Notes 2 and 4)		826,246		563,539	798,228	544,430
Long-term loans (net of allowance for doubtful accounts of W19,173 million in 2004 and W19,502 million in 2003) (Notes 2, 5 and 22)		28,284		41,591	27,325	40,181
Guarantee deposits (Notes 12 and 22)		242,387		246,004	234,168	237,662
Long-term deposits and other		92,034		57,030	88,913	55,095

Total Non-Current Assets		10,166,360		9,915,253	9,821,621	9,579,029

TOTAL ASSETS	W	14,020,705	W	13,375,959	$13,545,266	$12,922,383

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2004 AND 2003

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY	2004		2003		2004	2003
CURRENT LIABILITIES:
Accounts payable (Notes 12 and 22)	W	1,070,588	W	1,117,835	$1,034,285	$1,079,929
Short-term borrowings		400,000		728,669	386,436	703,960
Income taxes payable		267,797		399,852	258,716	386,293
Accrued expenses		378,303		401,245	365,475	387,639
Current portion of long-term debt, net (Notes 2, 8, 9 and 11)		498,278		1,364,264	481,382	1,318,002
Current portion of facility deposits (Note 10)		13,405		10,824	12,950	10,457
Other		231,340		209,285	223,495	202,189

Total Current Liabilities		2,859,711		4,231,974	2,762,739	4,088,469

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		2,891,843		2,256,644	2,793,781	2,180,122
Long-term borrowings (Note 9)		—		1,633	—	1,578
Subscription deposits (Note 10)		31,440		44,197	30,374	42,698
Long-term payables — other, net of present value discount of W72,663 million in 2004 and W85,881 million in 2003 (Note 2)		577,337		564,119	557,760	544,990
Accrued severance indemnities, net (Notes 2 and 22)		75,409		63,663	72,852	61,504
Deferred income tax liabilities (Notes 2 and 17)		323,096		242,057	312,140	233,849
Long-term currency swap (Notes 2 and 23)		96,743		—	93,462	—
Guarantee deposits received and other (Note 22)		38,034		29,834	36,744	28,822

Total Long-Term Liabilities		4,033,902		3,202,147	3,897,113	3,093,563

Total Liabilities		6,893,613		7,434,121	6,659,852	7,182,032

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 13)		44,639		44,639	43,125	43,125
Capital surplus (Note 13)		2,983,166		2,915,964	2,882,008	2,817,084
Retained earnings : (note 14)
Appropriated		4,733,936		4,743,822	4,573,409	4,582,960
Unappropriated		1,422,772		396,527	1,374,526	383,081
Capital adjustments :
Treasury stock (Note 15)		(2,047,105)		(2,047,103)	(1,977,688)	(1,977,686)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(89,842)		(156,948)	(86,795)	(151,626)
Equity in capital adjustments of affiliates (Notes 2 and 4)		124,145		41,196	119,935	39,799
Loss on valuation of currency swap (Notes 2 and 23)		(49,452)		—	(47,775)	—
Stock options (Notes 2 and 16)		4,833		3,741	4,669	3,614

Total Stockholders’ Equity		7,127,092		5,941,838	6,885,414	5,740,351

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	W	14,020,705	W	13,375,959	$13,545,266	$12,922,383

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	In millions of Korean won,				In thousands of U.S. dollars,
	except for per share data				except for per share data (Note 2)
	2004		2003		2004	2003
OPERATING REVENUE (Note 2 and 22)	W	9,703,681	W	9,520,244	$9,374,631	$9,197,415

OPERATING EXPENSES (Notes 2 and 22)
Labor cost		(402,734)		(348,455)	(389,077)	(336,639)
Commissions paid		(2,827,159)		(2,324,587)	(2,731,291)	(2,245,761)
Depreciation and amortization (Notes 6 and 7)		(1,577,434)		(1,488,165)	(1,523,944)	(1,437,702)
Network interconnection		(858,754)		(738,236)	(829,634)	(713,203)
Leased line		(365,444)		(302,288)	(353,052)	(292,037)
Advertising		(328,552)		(361,114)	(317,411)	(348,869)
Research and development		(203,741)		(199,074)	(196,832)	(192,323)
Rent		(167,671)		(140,213)	(161,985)	(135,458)
Cost of goods sold		(5,915)		(19,152)	(5,714)	(18,503)
Other		(606,696)		(518,300)	(586,123)	(500,724)

Sub-total		(7,344,100)		(6,439,584)	(7,095,063)	(6,221,219)

OPERATING INCOME		2,359,581		3,080,660	2,279,568	2,976,196

OTHER INCOME :
Interest income		68,319		68,259	66,002	65,944
Dividends		23,843		25,923	23,034	25,044
Commissions (Note 22)		32,843		95,243	31,729	92,013
Foreign exchange and translation gains (Note 2)		10,897		2,064	10,527	1,994
Gain on disposal of property and equipment		2,054		2,709	1,984	2,617
Gain on transaction of currency swap (Note 2)		2,850		—	2,753	—
Equity in earnings of affiliates (Notes 2 and 4)		53,825		—	52,000	—
Other		42,498		56,250	41,059	54,343

Sub-total		237,129		250,448	229,088	241,955

OTHER EXPENSES :
Interest and discounts		(302,491)		(375,609)	(292,234)	(362,872)
Donations		(19,796)		(25,780)	(19,125)	(24,906)
Foreign exchange and translation losses (Note 2)		(6,248)		(1,065)	(6,036)	(1,029)
Loss on disposal and impairment of property, equipment and intangible assets		(18,344)		(12,816)	(17,722)	(12,381)
Loss on impairment of long-term investment securities (Notes 2 and 3)		(32,074)		(20,343)	(30,986)	(19,653)
Loss on disposal of investment assets		(810)		(45,175)	(783)	(43,643)
Equity in losses of affiliates (Notes 2 and 4)		—		(30,537)	—	(29,501)
Loss on transaction and valuation of currency swap (Notes 2 and 23)		(15,819)		—	(15,283)	—
Other		(85,350)		(105,589)	(82,455)	(102,010)

Sub-total		(480,932)		(616,914)	(464,624)	(595,995)

ORDINARY INCOME		2,115,778		2,714,194	2,044,032	2,622,156

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2004 AND 2003

	In millions of Korean won,				In thousands of U.S. dollars,
	except for per share data				except for per share data (Note 2)
	2004		2003		2004	2003
EXTRAORDINARY GAINS	W	—	W	—	$—	$—

INCOME BEFORE INCOME TAXES		2,115,778		2,714,194	2,044,032	2,622,156
PROVISION FOR INCOME TAXES (Notes 2 and 17)		(620,926)		(771,444)	(599,870)	(745,284)

NET INCOME	W	1,494,852	W	1,942,750	$1,444,162	$1,876,872

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 18)	W	20,307	W	25,876	$19.62	$25.00

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003

					In thousands of U.S. dollars
	In millions of Korean won				(Note 2)
	2004		2003		2004	2003
RETAINED EARNINGS BEFORE APPROPRIATIONS
Beginning of year	W	1,534	W	1,537	$1,482	$1,485
Retirement of treasury stock (Note 15)		—		(1,545,281)	—	(1,492,881)
Equity in beginning retained earnings adjustments of equity-method investees (Notes 2 and 4)		—		(2,479)	—	(2,395)
Interim dividends (Note 19)		(73,614)		—	(71,118)	—
Net income for the year		1,494,852		1,942,750	1,444,162	1,876,872

End of year		1,422,772		396,527	1,374,526	383,081

TRANSFER FROM VOLUNTARY RESERVES
Reserve for research and manpower development (Note 14)		84,235		62,902	81,379	60,769
Reserve for business expansion (Note 14)		—		483,000	—	466,622

		84,235		545,902	81,379	527,391

APPROPRIATIONS
Legal reserve (Note 14)		—		(32)	—	(31)
Reserve for loss on disposal of treasury stock (Note 14)		—		(255,984)	—	(247,304)
Reserve for research and manpower development (Note 14)		(130,000)		(280,000)	(125,592)	(270,505)
Reserve for business expansion (Note 14)		(691,000)		—	(667,568)	—
Cash dividends (Note 19)		(684,613)		(404,879)	(661,398)	(391,150)

		(1,505,613)		(940,895)	(1,454,558)	(908,990)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	W	1,394	W	1,534	$1,347	$1,482

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	In millions of Korean won		In thousands of U.S. dollars (Note 2)
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	W1,494,852	W1,942,750	$1,444,162	$1,876,872

Expenses not involving cash payments :
Depreciation and amortization	1,699,531	1,612,132	1,641,900	1,557,465
Provision for severance indemnities	52,487	59,757	50,707	57,731
Allowance for doubtful accounts	34,797	20,455	33,617	19,761
Foreign translation loss	736	145	711	140
Loss on disposal and impairment of property, equipment and intangible assets	18,344	12,816	17,722	12,381
Loss on impairment of long-term investment securities	32,074	20,343	30,986	19,653
Loss on disposal of investment assets	810	45,175	783	43,643
Equity in losses of affiliates	—	30,537	—	29,501
Loss on transaction and valuation of currency swap	15,819	—	15,283	—
Amortization of discounts on bonds and other	45,254	71,932	43,719	69,494

Sub-total	1,899,852	1,873,292	1,835,428	1,809,769

Income not involving cash receipts :
Foreign translation gain	(365)	(605)	(353)	(584)
Reversal of allowance for doubtful accounts	(284)	(7)	(274)	(7)
Gain on disposal of property and equipment	(2,054)	(2,709)	(1,984)	(2,617)
Equity in earnings of affiliates	(53,825)	—	(52,000)	—
Gain on transaction of currency swap	(2,850)	—	(2,753)	—
Other	(3,846)	(11,782)	(3,716)	(11,383)

Sub-total	(63,224)	(15,103)	(61,080)	(14,591)

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade	(146,726)	(167,845)	(141,751)	(162,153)
Accounts receivable — other	(566,411)	(35,879)	(547,204)	(34,662)
Inventories	(3,114)	2,694	(3,008)	2,603
Accrued income and other	(13,212)	(54,380)	(12,764)	(52,536)
Accounts payable	(46,886)	(473,574)	(45,296)	(457,515)
Income taxes payable	(131,813)	17,064	(127,343)	16,485
Accrued expenses	(22,941)	43,015	(22,163)	41,556
Current portion of facility deposits	2,580	(3,377)	2,493	(3,262)
Other current liabilities	21,880	55,510	21,138	53,627
Deferred income taxes	80,797	117,474	78,057	113,490
Severance indemnity payments	(26,728)	(22,731)	(25,822)	(21,960)

Sub-total	(852,574)	(522,029)	(823,663)	(504,327)

Net Cash Provided by Operating Activities	2,478,906	3,278,910	2,394,847	3,167,723

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2004 AND 2003

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2004		2003		2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term financial instruments	W	92,813	W	—	$89,666	$—
Decrease in trading securities		220,849		—	213,360	—
Decrease in current portion of long-term investment securities		85,861		70,267	82,949	67,884
Decrease in short-term loans		86,359		45,682	83,431	44,133
Decrease in long-term financial instruments		50,000		3	48,305	3
Proceeds from sales of long-term investment securities		17,390		756,434	16,800	730,783
Proceeds from sales of equity securities accounted for using the equity method		2,710		3,440	2,618	3,323
Decrease in long-term loans		—		394	—	381
Decrease in guarantee deposits		19,513		44,020	18,851	42,527
Decrease in other non-current assets		36,287		50,758	35,057	49,038
Proceeds from disposal of property and equipment		9,853		11,726	9,519	11,328
Proceeds from disposal of intangible assets		2,292		2,248	2,214	2,172

Sub-total		623,927		984,972	602,770	951,572

Cash outflows for investing activities :
Increase in short-term financial instruments		—		(12,705)	—	(12,274)
Increase of trading securities		—		(194,514)	—	(187,918)
Increase in short-term loans		(49,892)		(50,870)	(48,200)	(49,145)
Increase in long-term financial instruments		(60,003)		—	(57,968)	—
Acquisition of long-term investment securities		(52,266)		(430,660)	(50,494)	(416,056)
Acquisition of equity securities accounted for using the equity method		(130,240)		(151,648)	(125,824)	(146,506)
Increase in long-term loans		(27,416)		—	(26,486)	—
Increase in guarantee deposits and other non-current assets		(97,704)		(117,900)	(94,391)	(113,903)
Acquisition of property and equipment		(1,570,002)		(1,611,209)	(1,516,764)	(1,556,573)
Increase in intangible assets		(57,627)		(46,526)	(55,673)	(44,948)

Sub-total		(2,045,150)		(2,616,032)	(1,975,800)	(2,527,323)

Net Cash Used in Investing Activities		(1,421,223)		(1,631,060)	(1,373,030)	(1,575,751)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2004 AND 2003

	In millions of Korean won				In thousands of U.S. dollars (Note 2)
	2004		2003		2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings	W	—	W	108,669	$—	$104,984
Issuance of bonds		1,205,727		688,737	1,164,841	665,382
Transaction of currency swap		2,850		—	2,753	—
Other		13,496		23,932	13,039	23,120

Sub-total		1,222,073		821,338	1,180,633	793,486

Cash outflows for financing activities :
Repayment of short-term borrowings		(328,669)		—	(317,524)	—
Repayment of current portion of long-term debt		(1,370,036)		(924,180)	(1,323,578)	(892,841)
Payment of dividends		(478,318)		(151,739)	(462,098)	(146,594)
Decrease in subscription deposits		(12,757)		(2,654)	(12,324)	(2,564)
Acquisition of treasury stock		(2)		(1,379,337)	(2)	(1,332,564)
Transaction of currency forward		(29)		—	(28)	—
Other		(5,372)		(32,337)	(5,191)	(31,240)

Sub-total		(2,195,183)		(2,490,247)	(2,120,745)	(2,405,803)

Net Cash Used in Financing Activities		(973,110)		(1,668,909)	(940,112)	(1,612,317)

NET INCREASE IN CASH AND CASH EQUIVALENTS FROM THE MERGED ENTITY (Note 24)		—		43,224	—	41,758

NET INCREASE IN CASH AND CASH EQUIVALENTS		84,573		22,165	81,705	21,413

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		28,393		6,228	27,430	6,017

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	W	112,966	W	28,393	$109,135	$27,430

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2004, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	19,772,914	24.03
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,742,886	60.46
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No.1 through No.10, No.12 and No.13 and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows. The accompanying non-consolidated financial statements were approved by the Company’s board of directors on January 26, 2005.

a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of W1,035.1 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2004. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.

c.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, the carrying amount shall be reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the years ended December 31, 2004 and 2003.

d.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

e.	Investment Securities with 20% or More Ownership Interest

Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account.

f.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4 ~ 30 years) of the related assets.

Interest expense and other financing charges for borrowings related to the manufacture or constructions of property and equipment are charged to current operations as incurred.

g.	Intangible Assets

Intangible assets are stated at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2004 and 2003 were W317,394 million and W202,449 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication (“MIC”). W650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.20% as of December 31, 2004). On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of W1,259,253 million and assumed the related long-term payable with a principal amount of W650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

h.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with corresponding conversion right adjustment which is deducted from related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

i.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds and long-term payables.

j.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

k.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling W155,228 million and W138,839 million as of December 31, 2004 and 2003, respectively, is deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the Korean National Pension Fund through March 1999. Such transfers, amounting to W5,612 million and W6,148 million as of December 31, 2004 and 2003, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to W26,728 million and W22,731 million for the years ended December 31, 2004 and 2003, respectively.

l.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

m.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

n.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of W203,741 million and W199,074 million for the years ended December 31, 2004 and 2003, respectively, and external research and development costs of W68,549 million and W64,419 million for the years ended December 31, 2004 and 2003, respectively.

o.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, W1,043.80=US$1 and W1,197.80=US$1 at December 31, 2004 and 2003, respectively. The resulting gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses is credited/charged immediately to operations.

q.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

r.	Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

s.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2004, the Company adopted SKAS No.10, No.12 and No.13. Such adoptions of new SKAS did not have an effect on the non-consolidated financial position of the Company as of December 31, 2004 or non-consolidated ordinary income and net income of the Company for the year ended December 31, 2004.

t.	Reclassification of Prior Period’s Financial Statements

Certain reclassifications have been made in prior period’s non-consolidated financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the non-consolidated financial positions of the Company as of December 31, 2003 or non-consolidated ordinary income and net income for the year ended December 31, 2003.

3.	INVESTMENT SECURITIES

a.	Trading Securities

Trading securities as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004			2003
	Acquisition		Carrying	Acquisition		Carrying
	cost	Fair value	amount	cost	Fair value	amount
Beneficiary certificates	W640,389	W640,389	W640,389	W860,778	W858,739	W858,739

b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003
Available-for-sale equity securities	W872,209	W800,790
Available-for-sale debt securities	4,928	13,919
Held-to-maturity securities	50,000	126,347

Total	927,137	941,056
Less current portion	(3,600)	(85,861)

Long-term portion	W923,537	W855,195

b-(1). Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2004 and 2003 are as follows (in millions of Korean won, except for share data) :

	Ownership	Acquisition			Fair value			Unrealized
	percentage (%)	cost at Dec. 31,			at Dec. 31,			gain (loss) at		Carrying amount
	at Dec. 31, 2004	2004			2004			Dec. 31, 2004		2004		2003
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	7.8	W	5,781		W	2,023	W	(3,758)	(note a)	W	2,023	W	2,847
Hanaro Telecom Inc.	4.8		121,677			71,019		(50,658)	(note a)		71,019		26,838
Korea Radio Wave Basestation Management	4.5		1,171			2,178		1,007	(note a)		2,178		2,669
POSCO Corporation	2.7		332,662			464,005		131,343	(note a)		464,005		404,454
INNOTG Co., Ltd.	3.9		1,695			152		(1,543)	(note a)		152		—
SINJISOFT Corporation	2.3		130			590		460	(note a)		590		—

sub-total			463,116					76,851			539,967		436,808

(Investments in non-listed companies)
Powercomm Co., Ltd.	5.0		240,243			71,565		(168,678)	(note b)		71,565		68,407
Japan MBCO	7.3		27,332	(note d)				—			27,332		42,516
Real Telecom Co., Ltd.	8.3		5,981			—		—	(note c)		—		5,981
Enterprise Networks Co., Ltd.	4.0		14,438			—		—	(note c)		—		14,438
Eonex Technologies Inc.	14.1		3,600	(note d)				2,010			4,593		4,593
Widerthan. Co., Ltd.	14.3		1,000	(note d)				(27)			3,188		3,166
Others			95,186	(note d)				—	(note e)		29,158		27,964

sub-total			387,780					(166,693)			135,836		167,065

(Investments in funds)
Korea IT Fund			190,000	(note d)				—			190,000		190,000
Others			6,406	(note d)				—			6,406		6,917

sub-total			196,406					—			196,406		196,917

Total							W	(89,842)		W	872,209	W	800,790

(note a)	The net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc., Korea Radio Wave Basestation Management, POSCO Corporation, INNOTG Co., Ltd. and SINJISOFT Corporation as of December 31, 2004, totaling W76,851 million, and the net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc., Korea Radio Wave Basestation Management and POSCO Corporation as of December 31, 2003, totaling W14,888 million, were recorded as a capital adjustment.

(note b)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to W168,678 million and W171,836 million as of December 31, 2004 and 2003, respectively, were recorded as a capital adjustment.

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of W20,419 million for the year ended December 31, 2004.

(note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and Widerthan. Co., Ltd. were reclassified to available-for-sale equity from equity securities accounted for using the equity method during 2003 and 2004, respectively, as the Company’s ownership in such investees decreased to less than 20%. As a result, the carrying value of the investments in such investees include the accumulated effect resulted from applying the equity method before reclassification to available-for-sale equity.

(note e)	Due to the impairment of the Company’s investments in common stock of Mobilewelcom Co., Ltd. in 2004 and CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea in 2003, the Company recorded impairment losses of W1,000 million and W3,926 million recorded for the years ended December 31, 2004 and 2003, respectively.

b-(2). Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

		Acquisition cost		Carrying amount
	Maturity	at Dec. 31, 2004		2004		2003
Public bonds	(note a)	W	1,328	W	1,328	W	805
Convertible bonds of Real Telecom Co., Ltd. (note b)	March, 2007		10,656		—		9,514
Convertible bonds of Eonex Technologies, Inc.(3rd) (note c)	January, 2005		3,600		3,600		3,600

Total					4,928		13,919
Less current portion of available-for-sale debt securities					(3,600)		(9,514)

Long-term available-for-sale debt securities				W	1,328	W	4,405

(note a) The maturities of public bonds as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

Maturity	2004		2003
Within five years	W	904	W	738
Within ten years		424		67

	W	1,328	W	805

(note b)	The convertible bonds of Real Telecom Corp. with a principal amount of W10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at W28,721 per share over the period from September 29, 2004 to March 28, 2007. If such bonds are converted, the Company’s equity interest in Real Telecom Corp. will increase to 14.8%. Meanwhile, due to the impairment in such bonds, the Company recorded an impairment loss of W10,656 million for the year ended December 31, 2004.

(note c)	The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 20.4%.

b-(3). Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

		Acquisition cost
	Maturity	at Dec. 31, 2004		2004		2003
Subordinated bonds of SK Life Insurance Co., Ltd.	April, 2006	W	50,000	W	50,000	W	50,000
Subordinated bonds of Nate Third Special Purpose Company	May, 2004		—		—		27,464
Subordinated bonds of Nate Fourth Special Purpose Company	September, 2004		—		—		25,393
Subordinated bonds of Nate Fifth Special Purpose Company	December, 2004		—		—		23,490

Total					50,000		126,347
Less current portion of held-to-maturity securities					—		(76,347)

Long-term held-to-maturity securities				W	50,000	W	50,000

On May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W577,253 million, W549,256 million and W498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to supplement the creditworthiness of bonds issued by them. Subordinated bonds of Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were all collected in 2004.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2004 and 2003 are as follows (in millions of Korean won, except for share data) :

	Number	Ownership	Acquisition		Net Asset			Carrying Amount
	of shares	Percentage (%)	Cost		Value			2004		2003
SK Teletech Co., Ltd.	6,747,421	89.1	W	80,491	W	187,610		W	190,896	W	104,340
SK Capital Co., Ltd.	10,000,000	100.0		50,000		34,891			34,891		45,865
SK Communications Co., Ltd.	7,844,454	92.2		175,441		118,157			143,096		120,706
SK Telink Co., Ltd.	943,997	90.8		5,296		56,182			56,182		43,452
SK C&C Co., Ltd.	300,000	30.0		19,071		196,077			201,353		93,433
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—	(note a)		—		—
STIC Ventures Co., Ltd.	1,600,000	24.1		8,000		7,321			7,321		7,098
Paxnet Co., Ltd.	5,590,452	67.1		26,563		5,934			25,244		25,712
VCASH Co., Ltd.	—	—		—		—	(note b)		—		942
Global Credit & Information Corp.	300,000	50.0		2,410		2,384			3,054		2,773
TU Media Corp.	7,800,000	28.5		39,000		34,607			34,607		39,000
Aircross Co., Ltd.	600,000	38.1		300		944			944		300
DSS Mobile Communications Ltd.	—	—		—		—	(note a)		—		—
SLD Telecom PTE. Ltd.	75,941,700	55.1		89,203		59,376			59,804		24,701
Skytel Co., Ltd.	1,756,000	28.6		2,159		3,633			3,633		3,053
SK China Company Ltd.	28,160	20.7		3,195		803			803		2,187
SK Telecom International, Inc.	1,099	100.0		17,467		21,995			21,995		18,963
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		9,212			9,212		7,340
Centurion IT Investment Association		37.5		3,000		3,205			3,205		3,126
SK-QC Wireless Development Fund		50.0		6,540		5,145			5,145		5,906
SKT-HP Ventures, LLC		50.0		6,415		5,284			5,284		5,964
Other investments in affiliates				20,077		—	(note c)		19,577		8,678

Total								W	826,246	W	563,539

(note a)	SK Wyverns Baseball Club Co., Ltd. has had a negative capital since December 31, 2001 due to accumulated losses. DSS Mobile Communication Ltd., an Indian company, has had a negative capital since March 31, 1998 and the investments in common stock of DSS Mobile Communications Ltd. were sold in 2004.

(note b)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

(note c)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as their total assets at December 31, 2003 were less than W7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	For the year ended December 31, 2004
	Beginning balance		Equity in earnings		Equity in capital		Decrease
	or acquisition cost		(losses)		adjustments		or other		Ending balance

SK Teletech Co., Ltd. (note a)	W	159,275	W	32,788	W	—	W	(1,167)	W	190,896
SK Capital Co., Ltd.		45,865		(11,515)		541		—		34,891
SK Communications Co., Ltd		127,486		11,961		3,649		—		143,096
SK Telink Co., Ltd.		43,452		12,724		6		—		56,182
SK C&C Co., Ltd. (note a)		93,433		14,563		93,957		(600)		201,353
STIC Ventures Co., Ltd.		7,098		151		72		—		7,321
Paxnet Co., Ltd.		25,712		(515)		47		—		25,244
VCASH Co., Ltd. (note b)		943		(600)		—		(343)		—
Global Credit & Information Corp.		2,773		281		—		—		3,054
Widerthan. Co., Ltd. (note c)		3,166		49		(27)		(3,188)		—
TU Media Corp.		39,000		(4,732)		339		—		34,607
Aircross Co., Ltd.		300		663		(19)		—		944
SLD Telecom PTE. Ltd.		78,131		(11,064)		(7,263)		—		59,804
Skytel Co., Ltd. (note a)		3,053		1,177		(421)		(176)		3,633
SK China Company, Ltd.		2,187		(1,198)		(186)		—		803
SK Telecom International, Inc.		18,963		6,037		(3,005)		—		21,995
SK Telecom China Co., Ltd.		7,340		2,886		(1,014)		—		9,212
Centurion IT investment Association		3,125		80		—		—		3,205
SKT-QC Wireless Development Fund		5,906		(2)		(759)		—		5,145
SKT-HP Ventures, LLC		5,964		91		(771)		—		5,284

	W	673,172	W	53,825	W	85,146	W	(5,474)	W	806,669

(note a)	The Company received dividends from SK Teletech Co., Ltd., SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note b)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

(note c)	Investments in common stock of Widerthan. Co., Ltd. were reclassified to available-for-sale securities as the Company’s ownership in Widerthan. Co., Ltd. decreased from 20.0% to 14.3% during 2004.

	For the year ended December 31, 2003
							Equity in beginning
	Beginning balance		Equity in earnings		Equity in capital		retained earning		Dividend received		Ending
	or acquisition cost		(losses)		adjustments		(note b)		or other		balance
SK Teletech Co., Ltd. (note c)	W	87,286	W	19,387	W	—	W	—	W	(2,333)	W	104,340
SK Capital Co., Ltd.		57,535		(6,978)		(3,176)		(1,516)		—		45,865
SK Communications Co., Ltd		160,751		(36,840)		(3,205)		—		—		120,706
SK Telink Co., Ltd.		36,395		7,057		—		—		—		43,452
SK C&C Co., Ltd. (note c)		53,971		(4,528)		44,590		—		(600)		93,433
STIC Ventures Co., Ltd.		7,648		(675)		128		(3)		—		7,098
Paxnet Co., Ltd.		26,563		(804)		(47)		—		—		25,712
VCASH Co., Ltd.		2,007		(1,217)		179		(27)		—		942
Eonex Technologies, Inc. (note e)		4,618		(26)		—		—		(4,592)		—
Global Credit & Information Corp.		2,477		296		—		—		—		2,773
Widerthan. Co., Ltd.		1,665		1,498		3		—		—		3,166
SLD Telecom PTE. Ltd.		34,566		(9,771)		22		(116)		—		24,701
Skytel Co., Ltd.		2,784		533		(264)		—		—		3,053
SK China Co., Ltd.		3,500		(1,317)		4		—		—		2,187
SK Telecom International Inc.		13,693		6,371		(1,101)		—		—		18,963
Centurion IT investment association		3,064		62		—		—		—		3,126
SK-QC Wireless Development Fund		5,979		(58)		(15)		—		—		5,906
SKT-HP Ventures, LLC (note a)		6,415		(25)		(426)		—		—		5,964
SK IMT Co., Ltd. (note d)		1,014,647		(3,502)		—		(817)		(1,010,328)		—

	W	1,525,564	W	(30,537)	W	36,692	W	(2,479)	W	(1,017,853)	W	511,387

(note a)	Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of June 30, 2003, as the information as of December 31, 2003 was not available.

(note b)	Effective January 1, 2003, the Company’s investees including SK Capital Co., Ltd., STIC Ventures Co., Ltd., VCASH Co., Ltd., SLD Telecom PTE. Ltd., and SK IMT Co., Ltd., adopted SKAS No.3, “Intangible Assets”. This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company’s portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

(note c)	The Company received dividends from SK Teletech Co., Ltd. and SK C&C Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note d)	Investments in equity securities of SK IMT Co., Ltd. were accounted for using the equity method of accounting until the merger on May 1, 2003.

(note e)	Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004
	Short-term	Long-term	Total	2003
Loans to employees’ stock ownership association	W4,122	W18,423	W22,545	W33,788
Loans to employees for housing and other	111	502	613	769

	W4,233	W18,925	W23,158	W34,557

6.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	Useful lives
	(years)	2004		2003
Land	—	W	463,656	W	446,574
Buildings and structures	30,15		1,441,937		1,077,479
Machinery	6		9,452,751		8,348,633
Vehicles	4		20,268		18,860
Other	4		721,032		743,219
Construction in progress	—		138,002		309,564

			12,237,646		10,944,329
Less accumulated depreciation			(7,632,393)		(6,392,703)

Property and equipment, net		W	4,605,253	W	4,551,626

The standard value of land declared by the government as of December 31, 2004 and 2003 are W401,771 million and W393,683 million, respectively.

Details of change in property and equipment for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	For the year ended December 31, 2004
	Beginning
	balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	W	446,574	W	3,394	W	(2,684)	W	16,372	W	—	W	463,656
Buildings and structures		840,237		7,239		(7,849)		366,296		(42,854)		1,163,069
Machinery		2,625,306		67,408		(7,659)		1,143,443		(1,243,380)		2,585,118
Vehicles		3,836		2,957		(333)		695		(3,125)		4,030
Other		326,109		720,431		(5,267)		(697,118)		(92,778)		251,377
Construction in progress		309,564		768,573		(756)		(939,378)		—		138,003

Total	W	4,551,626	W	1,570,002	W	(24,548)	W	(109,690)	W	(1,382,137)	W	4,605,253

	For the year ended December 31, 2003
					Increase from
					the merged
	Beginning balance		Acquisition		entity, SK IMT		Disposal		Transfer		Depreciation		Ending balance
Land	W	439,915	W	3,380	W	198	W	(4,793)		7,874	W	—	W	446,574
Buildings and structures		778,832		5,562		175		(4,599)		100,340		(40,073)		840,237
Machinery		2,432,552		106,811		—		(4,034)		1,359,890		(1,269,913)		2,625,306
Vehicles		6,095		771		15		(104)		18		(2,959)		3,836
Other		449,091		851,183		523		(3,278)		(874,672)		(96,738)		326,109
Construction in progress		345,063		643,502		8,555		—		(687,556)		—		309,564

Total	W	4,451,548	W	1,611,209	W	9,466	W	(16,808)	W	(94,106)	W	(1,409,683)	W	4,551,626

7.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004						2003
	Acquisition		Accumulated		Carrying		Carrying
	cost		amortization		amounts		amounts
Goodwill	W	2,335,532	W	(385,986)	W	1,949,546	W	2,078,208
Frequency use rights		1,267,053		(103,734)		1,163,319		1,251,278
Software development costs		221,278		(120,699)		100,579		133,833
Other		445,359		(210,184)		235,175		136,949

	W	4,269,222	W	(820,603)	W	3,448,619	W	3,600,268

Details of changes in intangible assets for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	For the year ended December 31, 2004
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	W	2,078,208	W	—	W	—	W	—	W	(128,662)	W	1,949,546
Frequency use rights		1,251,278		—		—		7,800		(95,759)		1,163,319
Software development costs		133,833		3,431		(3,094)		10,545		(44,136)		100,579
Other		136,949		54,196		(792)		93,659		(48,837)		235,175

	W	3,600,268	W	57,627	W	(3,886)	W	112,004	W	(317,394)	W	3,448,619

	For the year ended December 31, 2003
					Increase from
					the merged
	Beginning balance		Increase		entity, SK IMT		Decrease		Transfer		Amortization		Ending balance
Goodwill	W	2,206,870	W	—	W	—	W	—	W	—	W	(128,662)	W	2,078,208
Frequency use rights		—		—		1,259,253		—		—		(7,975)		1,251,278
Software development costs		88,303		25,163		—		—		56,381		(36,014)		133,833
Other		95,177		21,363		318		(7,274)		57,163		(29,798)		136,949

	W	2,390,350	W	46,526	W	1,259,571	W	(7,274)	W	113,544	W	(202,449)	W	3,600,268

The book value as of December 31, 2004 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

				Residual useful
	Amount		Description	lives
Goodwill	W	1,949,546	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
IMT license		1,155,575	Relating to W-CDMA Service	(note)
Development costs		100,579	Software for business use	1 ~ 5 years

(note)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

8.	BONDS PAYABLE

Bonds payable as of December 31, 2004 and 2003 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest
	Maturity year	rate (%)	2004	2003
Domestic general bonds	2004	5.0 – 7.0	W —	W1,120,000
”	2005	6.0	500,000	500,000
”	2006	5.0 – 6.0	800,000	800,000
”	2007	5.0 – 6.0	700,000	700,000
”	2008	5.0	300,000	300,000
”	2009	5.0	300,000	—
”	2011	3.0	200,000	—
Dollar denominated bonds
(US$200,078)	2004	7.75	—	239,653
(US$300,000)	2011	4.25	313,140	—
Convertible bonds (US$329,450)	2009	—	385,885	—

Total			3,499,025	3,659,653
Less discounts on bonds			(51,467)	(47,495)
Less conversion right adjustments			(82,245)	—
Add long-term accrued interest			24,808	—

Net			3,390,121	3,612,158
Less portion due within one year			(498,278)	(1,355,514)

Long-term portion			W2,891,843	W2,256,644

All of the above bonds will be paid in full at maturities.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of W235,625 per share of the Company’s common stock, subject to certain redemption right. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during predetermined period. In other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2004 is 1,644,978 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to fix its exposure with respect to cash settlement payments which may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9.	LONG-TERM BORROWINGS

Long-term borrowings denominated in foreign currency as of December 31, 2004 and 2003 are as follows (in millions of Korean won and thousands of U.S. dollars) :

	Final	Annual interest
Lender	maturity year	rate (%)	2004	2003
Korea Development Bank	2004	3M Libor + 3.45	US$—	US$	4,478
Woori Bank	2005	Floating rate + 0.2	—		4,089

Total in foreign currency			US$—	US$	8,567

Equivalent in Korean won			W—	W	10,262
Less portion due within one year			—		(8,629)

Long-term portion			W—	W	1,633

10.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of December 31, 2004 and 2003 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber	2004	2003

Cellular	W200,000	W31,440	W44,197

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

11.	LEASES

As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the years ended December 31, 2004 and 2003 were W37 million and W250 million, respectively . For the year ended December 31, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

The obligation under capital leases that was recorded as current portion of long-term debt as of December 31, 2003 was US$101 thousand (Korean won equivalent : W121 million).

The Company leased certain machinery and equipment under an operating lease and the related lease expenses for the years ended December 31, 2004 and 2003 were W261 million and W1,774 million, respectively. This operating lease was terminated in 2004.

12.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2004 and 2003 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Australian dollars, thousands of Swiss Franc, thousands of Denmark Krone and thousands of Euros):

	2004			2003
	Foreign		Korean won	Foreign		Korean won
	currencies		equivalent	currencies		equivalent
Cash and cash equivalents	US$	3,851	W4,020	US$	1,722	W 2,062
″		—	—	EUR	17	26
″		—	—	GBP	5	10
Short-term financial instruments		—	—	US$	31,492	37,721
Accounts receivable — trade	US$	2,163	2,257	US$	2,552	3,057
″		—	—	SG$	743	522
Accounts receivable — other	US$	2,930	3,058	US$	4,863	5,825
Guarantee deposits	US$	142	149	US$	193	232
″	JPY	15,756	160	JPY	16,337	183

			W9,644			W49,638

Accounts payable	US$	5,158	5,384	US$	5,166	6,188
″	JPY	38,618	391	JPY	20,606	231
″	HK$	217	29	HK$	267	41
″	GBP	67	135	GBP	304	648
″	SG$	5	3	SG$	5	3
″	CNY	1	1	CNY	140	20
″		—	—	AU$	1	1
″	EUR	119	169	EUR	10	15
″		—	—	CHF	4	4
″		—	—	DKK	1	1
Obligation under capital lease including current portion		—	—	US$	101	121

			W6,112			W 7,273

13.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of W500. The number of authorized and issued shares as of December 31, 2004 and 2003 are as follows :

	2004	2003

Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Outstanding shares, net of treasury stock	73,614,296	73,614,308

The number of authorized shares of preferred stock as of December 31, 2004 is 5,500,000 shares, none of which is outstanding as of December 31, 2004.

Significant changes in capital stock and capital surplus during the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won, except for share data):

	Number of
	shares issued	Common stock	Capital surplus

At January 1, 2003	89,152,670	W44,576	W2,884,385
Excess unallocated purchase price (note a)	—	—	(230)
Retirement of treasury stock (note b)	(7,002,235)	—	—
Issuance of common stock for the merger with SK IMT (note c)	126,276	63	31,809

At December 31, 2003	82,276,711	44,639	2,915,964
Excess unallocated purchase price (note d)	—	—	(77)
Considerations for conversion right (note e)	—	—	67,279

At December 31, 2004	82,276,711	W44,639	W2,983,166

(note a)	The excess unallocated purchase price of W864,161 million for the acquisition of additional equity interest of Shinsegi Telecomm, Inc. after acquiring a majority interest in such subsidiary, was deducted from capital surplus upon the merger with Shinsegi Telecomm, Inc. dated January 13, 2002, in accordance with Korean GAAP. In addition, during the year ended December 31, 2003, the Company paid W230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus.

(note b)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 3, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with Korean Commercial laws.

(note c)	The excess of acquired net assets over the par value of W63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus.

(note d)	During the year ended December 31, 2004, the Company paid W77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus.

(note e)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of W235,625 per share of the Company’s common stock on May 27, 2004 and the consideration for conversion right of W67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2(h)).

14.	RETAINED EARNINGS

Retained earnings as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003

Appropriated	W4,733,936	W4,743,822
Unappropriated	1,422,772	396,527

	W6,156,708	W5,140,349

The details of appropriated retained earnings as of December 31, 2004 and 2003 are as follows (in millions of Korean won):

	2004	2003

Legal reserve	W 22,320	W 22,288
Reserve for improvement of financial structure	33,000	33,000
Reserve for loss on disposal of treasury stock	477,182	221,197
Reserve for research and manpower development	776,296	559,198
Reserve for business expansion	3,425,138	3,908,139

Total	W4,733,936	W4,743,822

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

15.	TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for W6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for W1,771,507 million through 2003 in order to stabilize the market price of its stock.

Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for W1,853,643 million.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was W584,646 million.

On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for W525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.

On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for W2 million which resulted from the merger with SK IMT Co., Ltd.

16.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,290 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was W3 million, were forfeited. During the year ended December 31, 2003, there was no such forfeitures of stock options.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2004 and 2003, the compensation cost to be recognized for the following period after December 31, 2004 and the outstanding balance of stock option in capital adjustment as of December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	Total	Recognized		Compensation	Stock option in
	compensation	compensation cost		cost to be	capital adjustment
Grant date	cost	2004	2003	recognized	2004	2003

March 17, 2000	W1,533	W —	W 128	W —	W1,533	W1,533
March 16, 2001	234	10	79	—	234	224
March 8, 2002	3,246	1,082	1,082	180	3,066	1,984

	W5,013	W1,092	W1,289	W180	W4,833	W3,741

     The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2004, 2003 and 2002 are as follows :

	2004	2003	2002

Pro forma net income (in millions of Korean won)	W1,492,914	W1,939,636	W1,507,911
Pro forma net income per common share (in Korean won)	20,280	25,835	17,894

17.	INCOME TAXES

a.	Details of income tax expense

Income tax expenses for the years ended December 31, 2004 and 2003 consist of the following (in millions of Korean won) :

	2004	2003

Current	W540,129	W653,970
Deferred (note 1)	80,797	117,474

Income tax expenses	W620,926	W771,444

(Note 1)	Changes in deferred tax liabilities for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003
Beginning balance of deferred tax liabilities	(W242,057)	(W123,768)
Ending balance of deferred tax liabilities	323,096	242,057
Adjustment to the beginning deferred income tax liabilities based on tax return filed, and other	(242)	20,187
Tax effect of temporary differences arising from disposal and retirement of treasury stock	—	(20,598)
Deferred tax liabilities transferred from merged entity, SK IMT Co., Ltd.	—	(404)

	W 80,797	W117,474

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003

(Temporary Differences)
Additions:
Allowance for doubtful accounts	W59,622	W66,833
Accrued interest income — prior year	5,978	6,147
Reserves for research and manpower development	84,235	62,902
Equity in losses of affiliates	—	30,537
Foreign currency translation gain	2,802	8,635
Depreciation	12,073	5,520
Loss on impairment of long-term investment securities	32,074	20,343
Loss on impairment of other assets	21,070	22,458
Loss on valuation of currency swap	15,789	—
Accrued severance indemnities	19,636	31,649
Deposits for severance indemnities	10,540	11,669
Other	57,719	87,523

Sub-total	321,538	354,216

Deductions:
Reserves for research and manpower development	(130,000)	(280,000)
Reserves for loss on disposal of treasury stock	—	(255,984)
Allowance for doubtful accounts — prior year	(67,482)	(65,844)
Depreciation — prior year	(183,861)	(40,957)
Accrued interest income	(7,797)	(5,978)
Foreign currency translation loss	(5,617)	(17,084)
Equity in earnings of affiliates	(53,825)	(287)
Loss on impairment of other assets	(22,459)	(9,896)
Loss on impairment of long-term investment securities	(20,342)	(56,270)
Accrued severance indemnities	(19,636)	—
Deposits for severance indemnities	(10,540)	(34,613)
Other	(88,358)	(38,547)

Sub-total	(609,917)	(805,460)

Total Temporary Differences	(288,379)	(451,244)

(Permanent Differences)	200,043	155,965

Total	(W88,336)	(W295,279)

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the years ended December 31, 2004 and 2003 and deferred tax liabilities as of December 31, 2004 and 2003 are as follows (in Korean won) :

For the year ended December 31, 2004

	January 1,	Increase	Decrease	December 31,
Description	2004	(note b)	(note b)	2004

Property and equipment	W 41,373	(W159,764)	W 9,431	(W 127,822)
Allowance for doubtful accounts	66,833	60,271	67,482	59,622
Loss on impairment of investment securities	95,269	32,074	20,591	106,752
Foreign currency translation loss	5,617	—	5,617	—
Foreign currency translation gain	(2,802)	—	(2,802)	—
Reserves for research and manpower development	(663,702)	(130,000)	(84,235)	(709,467)
Reserves for loss on disposal of treasury stock	(474,081)	—	—	(474,081)
Accrued interest income	(5,978)	(7,797)	(5,978)	(7,797)
Equity in earnings of affiliates	(35,616)	(53,825)	—	(89,441)
Loss on impairment of other assets	22,459	21,070	22,459	21,070
Accrued severance indemnities	148,963	19,636	29,075	139,524
Deposits for severance indemnities	(139,054)	(19,636)	(19,166)	(139,524)
Loss on valuation of currency swap	—	15,789	—	15,789
Other	57,547	34,788	61,854	30,481

Total temporary differences	(W883,172)	(W187,394)	W104,328	(W1,174,894)

Deferred tax liabilities-net (note a)	(W242,057)			(W 323,096)

(note a)	The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2004. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 29.5% to 27.5%, effective January 1, 2005.
(note b)	These changes include adjustments to reflect the change in accumulated temporary differences based on the prior year tax return.

For the year ended December 31, 2003

		Transferred from
	January 1,	merged entity,			December 31,
Description	2003	SK IMT	Increase	Decrease	2003

Property and equipment	W 33,395	W —	W 59,113	W 51,135	W 41,373
Allowance for doubtful accounts	69,887	—	66,833	69,887	66,833
Loss on impairment of long-term investment securities	131,196	—	20,343	56,270	95,269
Foreign currency translation loss	22,701	—	—	17,084	5,617
Foreign currency translation gain	(11,437)	—	—	(8,635)	(2,802)
Reserves for research and manpower development	(442,603)		(284,000)	(62,902)	(663,702)
Reserves for loss on disposal of treasury stock	(218,097)	—	(255,984)	—	(474,081)
Accrued interest income	(4,718)	(1,414)	(5,978)	(6,132)	(5,978)
Equity in earnings (losses) of affiliates	(62,363)	—	(287)	(27,034)	(35,616)
Loss on impairment of other assets	10,224	—	22,459	10,224	22,459
Accrued severance indemnities	115,765	268	32,930	—	148,963
Deposits for severance indemnities	(115,765)	(215)	(34,742)	(11,669)	(139,054)
Other	55,087	1	15,557	13,100	57,547

Total temporary differences	(W416,728)	(W1,360)	(W363,756)	W101,328	(W883,172)

Deferred tax liabilities-net (note a)	(W123,768)	(W 404)			(W242,057)

(note a)	The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2003. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 29.7% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by W20,245 million.

d.	Effective tax rate

Effective tax rates for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won):

	2004	2003

Income before income tax expenses	W2,115,778	W2,714,194
Income tax expenses	620,926	771,444

Effective tax rate	29.35%	28.42%

e.	Intra-period allocation of income tax expenses

Intra-period allocation of income tax expenses for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003

Income tax expenses of ordinary income	W620,926	W771,444
Income tax expenses of extraordinary gain	—	—
Income tax expenses of capital surplus retained earnings	—	20,598

Income tax expenses	W620,926	W792,042

18.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the years ended December 31, 2004 and 2003 are computed as follows (in millions of Korean won, except for share and income per share) :

Net income and ordinary income per share

	2004	2003

Net income and ordinary income	W 1,494,852	W 1,942,750
Weighted average number of common shares outstanding	73,614,297	75,078,219

Net income and ordinary income per share (in Korean won)	W 20,307	W 25,876

The weighted average number of common shares outstanding for the years ended December 31, 2004 and 2003 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For 2004
At January 1, 2004	82,276,711	366 / 366	82,276,711
Treasury stock, at the beginning	(8,662,403)	366 / 366	(8,662,403)
Purchase of fractional share related to merger with SK IMT Co., Ltd.	(12)	316 / 366	(11)

Total	73,614,296		73,614,297

For 2003
At January 1, 2003	89,152,670	365 / 365	89,152,670
Treasury stock, at the beginning	(9,310,607)	365 / 365	(9,310,607)
Purchase of treasury stock	(3,809,288)	356 / 365	(3,715,360)
Purchase of fractional share related to merger with Shinsegi Telecomm, Inc.	(52)	332 / 365	(47)
Purchase of fractional share related to merger with SK IMT Co., Ltd.	(91)	233 / 365	(58)
Issuance of common stock for merger with SK IMT Co., Ltd.	126,276	233 / 365	80,609
Purchase of treasury stock	(2,544,600)	(note 1)	(1,128,988)

Total	73,614,308		75,078,219

(note 1)	The treasury stock was acquired on several different dates in 2003 and the weighted number of shares was calculated considering each transaction date.

Diluted net income and ordinary income per share amounts for the years ended December 31, 2004 and 2003 are computed as follows (in millions of won, except for share data) :

Diluted net income and ordinary income per share

	2004	2003

Adjusted net income and ordinary income (note 2)	W 1,494,852	W 1,942,750
Adjusted weighted average number of common shares outstanding (note 2)	73,614,297	75,078,219

Diluted net income and ordinary income per share	W 20,307	W 25,876

(note 2)	In the years ended December 31, 2004 and 2003, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2004 and 2003, respectively.

19.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won except for share data) :

		Number of shares
	Dividend type	outstanding	Face value	Dividend ratio	Dividends

2004	Cash dividends (interim)	73,614,308	W500	200%	W 73,614
	Cash dividends (year-end)	73,614,296	W500	1,860%	684,613

	Total				W758,227

2003	Cash dividends (year-end)	73,614,308	W500	1,100%	W404,879

     Dividends payout ratios (including interim dividend) for the years ended December 31, 2004 and 2003 are as follows (in millions of Korean won) :

	2004	2003
Dividends	W 758,227	W 404,879
Net income	1,494,852	1,942,750

Dividends payout ratio	50.72%	20.84%

     Dividends yield ratios for the years ended December 31, 2004 and 2003 are as follows (in Korean won):

	2004	2003
Dividend per share	W 10,300	W 5,500
Stock price at the year-end	197,000	199,000

	5.23%	2.76%

20.	COMMITMENTS AND CONTINGENCIES

a.	The Company’s warranty obligations under mobile network system development service contracts with TA Orange Co., Ltd., a Thailand company, and Singapore Telecommunications Ltd., a Singapore company, have been guaranteed by Citi Corp. and Chohung Bank within the limit of US$ 550,000 and SG$ 117,250, respectively.

b.	At December 31, 2004, the Company has guarantee deposits restricted for its checking accounts totaling W26 million and deposits restricted for the interest of the public totaling W10,000 million.

21.	INSURANCE

At December 31, 2004, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage

				US$	68,815
Property and equipment	Fire and comprehensive liability	W	6,467,675	W	12,076,952

In addition, the Company carries directors and officers liability coverage insurance totaling W30,000 million.

22.	TRANSACTIONS WITH RELATED COMPANIES

Significant related party transactions and balances as of and for the years ended December 31, 2004 and 2003 were as follows (in millions of Korean won) :

Description	2004		2003

Transactions
SK C&C Co., Ltd.:
Purchases of property and equipment	W	126,648	W	180,270
Commissions paid and other expenses		289,933		284,032
Commission and other income		7,918		8,200

SK Engineering & Construction Co., Ltd.:
Construction		419,871		324,260
Commissions paid and other expenses		6,148		7,662
Commissions and other income		1,081		775

SK Networks Co., Ltd.:
Purchases of property and equipment		3,087		3,213
Commissions paid and other expenses		400,290		210,374
Commissions and other income		13,196		10,761

SK Corporation:
Purchases of property and equipment		4,071		3,831
Commissions paid and other expenses		47,438		35,004
Commissions and other income		7,994		5,274

Innoace Co., Ltd.:
Purchases of property and equipment		23,776		35,225
Commissions paid and other expenses		4,337		8,969
Commissions and other income		296		313

SK Communications Co., Ltd.:
Purchases of property and equipment		229		7,379
Commissions paid and other expenses		39,090		29,042
Commissions and other income		13,660		18,534

SK Telesys Co., Ltd.:
Purchases of property and equipment		188,822		188,111
Commissions paid and other expenses		3,102		1,717
Commissions and other income		322		179

SK Life Insurance Co., Ltd.:
Purchases of property and equipment		29,959		1,570
Commissions paid and other expenses		1,630		1,637
Commissions and other income		8,175		8,295

Widerthan. Co., Ltd.:
Purchases of property and equipment		4,418		22,643
Commissions paid and other expenses		82,364		49,939
Commissions and other income		1,084		401

Description	2004		2003

Balances
SK C&C Co., Ltd.:
Accounts receivable	W	77	W	112
Accounts payable		75,802		72,384
Guarantee deposits received		346		346

SK Engineering & Construction Co., Ltd.:
Accounts receivable		76		92
Accounts payable		135,213		63,442
Guarantee deposits received		408		90

SK Networks Co., Ltd.:
Accounts receivable		1,102		996
Guarantee deposits		113		113
Accounts payable		18,696		62,436
Guarantee deposits received		955		719

SK Corporation:
Accounts receivable		2,392		474
Guarantee deposits paid		103,720		103,720
Accounts payable		19,917		2,908
Guarantee deposits received		10,194		10,194

Innoace Co., Ltd.:
Accounts payable		15,199		25,640
Guarantee deposits received		2,138		1,069

SK Communications Co., Ltd.:
Accounts receivable		235		4,838
Accounts payable		11,509		8,903
Guarantee deposits received		11,127		6,764

SK Telesys Co., Ltd.:
Accounts receivable		11		2
Accounts payable		51,954		33,904

SK Wyverns Baseball Club Co., Ltd.:
Long-term and short-term loans		7,957		13,532

SK Life Insurance Co., Ltd.:
Deposits for severance indemnities		61,419		59,613
Guarantee deposits		60		60
Accounts receivable		1,100		1,119
Guarantee deposits received		821		338

Widerthan. Co., Ltd.:
Accounts receivable		58		30
Accounts payable		9,829		9,762

23.	DERIVATIVE INSTRUMENTS

The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2004, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, a loss on valuation of derivatives amounting to W49,452 million (excluding foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling W31,501 million) was accounted for as a capital adjustment.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of W15,790 million for year ended December 31, 2004 is charged to current operations.

As of December 31, 2004, fair values of above derivatives totaling W96,743 million are recorded in long-term liabilities.

Details of derivative instruments as of December 31, 2004 are as follows (in thousands of US dollars and millions of Korean won) :

Fair value
Designated
	Hedged	Face	Duration	as cash	Not
Type	item	amount	of contract	flow hedge	designated

Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated bonds	US$300,000	March 23, 2004 ~ April 1, 2011	W80,953	W —

Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated convertible bonds	US$100,000	May 27, 2004 ~ May 27, 2009	—	15,790

The above derivative instruments designated as cash flow hedge mature within 75 months from December 31, 2004 at the longest; and the expected portion of capital adjustments as of December 31, 2004, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to W5,612 million.

24.	MERGER WITH SK IMT CO., LTD.

On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The assets and liabilities transferred from SK IMT Co., Ltd. were accounted for at the carrying amounts of SK IMT Co., Ltd.

The condensed balance sheet of SK IMT as of April 30, 2003 and December 31, 2002 and the condensed statements of operations for the period from January 1, 2003 to April 30, 2003 and for the year ended December 31, 2002 are as follows (in millions of Korean won) :

	Apr. 30, 2003		Dec. 31, 2002

Condensed Balance Sheets
Current assets	W	332,321	W	963,896
Fixed asset		1,274,185		1,274,630

Total Assets	W	1,606,506	W	2,238,526

Current liabilities	W	7,808	W	26,164
Long-term liabilities		556,444		558,107

Total Liabilities		564,252		584,271

Capital stock		300,000		300,000
Capital surplus		1,300,020		1,300,020
Retained earnings		47,192		54,235
Capital adjustment		(604,958)		—

Total Stockholders’ Equity		1,042,254		1,654,255

Total Liabilities and Stockholders’ Equity	W	1,606,506	W	2,238,526

	Period from Jan. 1,
	2003 to Apr. 30,	Year ended
	2003	Dec. 31, 2002

Condensed Statements of Operations
Operating revenue	W —	W —
Operating expenses	(7,009)	(7,737)

Operating loss	(7,009)	(7,737)
Non-operating income	12,032	47,794
Non-operating expenses	(13,694)	(1,265)

Ordinary income (loss)	(8,671)	38,792
Extraordinary gain (loss)	—	—

Income before income taxes	(8,671)	38,792
Income tax benefit (expenses)	2,961	(11,554)

Net income (loss)	(W 5,710)	W27,238

25.	OPERATING RESULTS OF FINAL INTERIM PERIOD

The Company’s key operating results for the three months ended December 31, 2004 and 2003 are as follows (in millions of Korean won, except for income per share) :

	4th Quarter of
	2004	2003
	(unaudited)	(unaudited)

Operating revenue	W2,484,849	W2,480,397
Ordinary income	481,355	560,063
Net income	348,072	433,230
Net income per share (in Korean won)	4,728	5,885

26.	SUBSEQUENT EVENT

a.	Acquisition of License for WiBro

The Company acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, together with KT Corporation and Hanaro Telecom Inc. through deliberation of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company is scheduled to make contribution of W117 billion and receive the WiBro license from the Ministry of Information and Technology by the end of February 2005.

b.	Agreement for establishing SK-EarthLink, a joint venture company in the U.S.A.

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data services across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America, also known as partial mobile virtual network operator (MVNO) system.